KELSO TECHNOLOGIES INC.

Consolidated Interim Financial Statements

For the nine months ended September 30, 2022

(Unaudited - Prepared by Management)

(Expressed in US Dollars)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL REPORT

The accompanying unaudited consolidated interim financial report of the Company has been prepared by and is the responsibility of the Company's management.  The Company's independent auditor has not performed a review or audit of this financial report.

Kelso Technologies Inc. Consolidated Interim Statements of Financial Position September 30, 2022 and 2021 (Unaudited - Prepared by Management) (Expressed in US Dollars)

	September 30,	December 31,
	2022	2021
Assets
Current
Cash (Note 5)	$2,813,296	$3,377,464
Accounts receivable (Note 5)	1,390,275	807,009
Prepaid expenses	194,449	161,490
Inventory (Note 6)	4,463,182	5,534,558

	8,861,202	9,880,521
Property, plant and equipment (Note 7)	3,204,316	3,246,394
Deposit (Note 8)	127,643	127,643
Intangible assets (Note 8)	245,967	473,952

	$12,439,128	$13,728,510

Liabilities
Current
Accounts payable and accrued liabilities (Note 12)	$876,253	$1,118,573
Current portion of lease liability (Note 9)	91,783	91,783

	968,036	1,210,356
Long term portion of lease liability (Note 9)	83,969	195,930
Derivative warrant liability (Note 10)	267,111	267,111

	1,319,116	1,673,397
Shareholders' Equity
Capital Stock (Note 11)	27,123,039	27,123,039
Reserves (Note 11)	4,758,107	4,758,107
Deficit	(20,761,134)	(19,826,033)

	11,120,012	12,055,113

	$12,439,128	$13,728,510

Approved on behalf of the Board:

"Peter Hughes" (signed)
Peter Hughes, Director

"Paul Cass" (signed")
Paul Cass, Director

See notes to consolidated interim financial statements

Kelso Technologies Inc. Consolidated Interim Statements of Changes in Equity For the nine months ended September 30, 2022 and 2021 (Unaudited - Prepared by Management) (Expressed in US Dollars)

	Capital Stock
	Number		Obligation to
	of shares	Amount	issue shares	Reserve	Deficit	Total
Balance December 31, 2020	47,170,086	$23,366,542	$-	$4,661,847	$(17,067,466)	$10,960,923
Shares issued	7,150,000	4,629,722	-	-	-	4,629,722
Share-based expense	-	-	-	54,603	-	54,603
Net loss for the period	-	-	-	-	(1,627,595)	(1,627,595)
Balance, September 30, 2021	54,320,086	$27,996,264	$-	$4,716,450	$(18,695,061)	$14,017,653
Balance, December 31, 2021	54,320,086	$27,123,039	$-	$4,758,107	$(19,826,033)	$12,055,113
Net loss for the period	-	-	-	-	(935,101)	(935,101)
Balance, September 30, 2022	54,320,086	$27,123,039	$-	$4,758,107	$(20,761,134)	$11,120,012

See notes to consolidated interim financial statements

Kelso Technologies Inc.
Consolidated Interim Statements of Operations and
Comprehensive Income (Loss)
For the nine months ended September 30, 2022 and 2021
(Unaudited - Prepared by Management)
(Expressed in US Dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2022	2021	2022	2021

Revenues	$2,708,364	$2,093,252	$8,541,711	$5,429,090
Cost of Goods Sold	1,543,965	1,248,607	4,675,357	3,181,638

Gross Profit	1,164,399	844,645	3,866,354	2,247,453

Expenses
Share-based expense (Note 9 (b))	-	-	-	54,603
Management fees (Note 12)	172,054	179,077	563,566	538,154
Consulting and filing fees	97,094	79,714	253,605	288,476
Investor relations	21,000	21,000	63,000	63,000
Accounting and legal	196,998	77,324	432,647	234,487
Office and administration	520,476	540,577	1,647,533	1,667,895
Research	276,776	160,534	877,575	480,425
Travel	33,895	22,948	74,554	35,264
Marketing	91,845	92,621	293,036	243,313
Unrealized foreign exchange loss (gain)	(5,188)	47,656	(19,055)	14,615
Amortization	114,171	37,455	313,612	107,593

	1,519,121	1,258,906	4,500,073	3,727,825

Income (Loss) before the following	(354,722)	(414,261)	(633,719)	(1,480,373)
Write-off of inventory	-	-	(260,040)	-
Gain (Loss) on sale of assets	-	(839,351)	1,358	-
Net Income (Loss) before taxes	(354,722)	(414,261)	(892,401)	(1,480,373)
Income tax recovery (expense)	(6,800)	(19,000)	(42,700)	(147,272)

Net Income (Loss) and Comprehensive Income (Loss) for the Period	$(361,522)	$(433,261)	$(935,101)	$(1,627,595)

Basic and Diluted Earnings (Loss) Per Share	$(0.01)	$(0.01)	$(0.02)	$(0.03)

Weighted Average Number of Common Shares Outstanding
Basic	54,320,086	51,242,414	54,320,086	51,242,414
Diluted	54,320,086	52,792,414	54,320,086	52,792,414

See notes to consolidated interim financial statements

Kelso Technologies Inc. Consolidated Interim Statements of Cash Flows For the nine months ended September 30, 2022 and 2021 (Unaudited - Prepared by Management) (Expressed in US Dollars)

	September 30,	September 30,
	2022	2021

Operating Activities
Net income (loss)	$(935,101)	$(1,627,595)
Items not involving cash
Amortization of equipment and patent	904,881	206,278
Share-based expense	-	54,603
Unrealized foreign exchange	(19,055)	14,615
Gain on sale of assets	(1,358)	-
Write-off of inventory	260,040	-

	209,407	(1,352,099)

Changes in non-cash working capital
Accounts receivable	(583,266)	(718,251)
Prepaid expenses and deposit	(32,959)	(61,991)
Inventory	811,336	(254,778)
Accounts payable and accrued liabilities	(242,320)	550,794
Income tax payable	-	(91,566)

	(47,209)	(575,792)

Cash Used in Operating Activities	162,198	(1,927,891)

Investing Activities
Acquisition of property, plant and equipment	(699,691)	(498,955)
Proceeds on sale of assets	66,228	-

Cash used in Investing Activities	(633,463)	(498,995)

Financing Activities
Issuance of common shares	-	4,629,722
Lease liability payments	(111,961)	(39,078)

Cash Used in Financing Activities	(111,961)	4,590,642
Foreign exchange effect on cash	19,055	(14,615)

Inflow (Outflow) of Cash	(564,168)	2,149,181
Cash, Beginning of Period	3,377,464	1,049,050

Cash, End of Period	$2,813,296	$3,198,231

Supplemental Cash Flow Information (Note 13)

See notes to consolidated interim financial statements

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the nine months ended September 30, 2022 and 2021 (Unaudited - Prepared by Management) (Expressed in US Dollars)

1. NATURE OF OPERATIONS

Kelso Technologies Inc. (the "Company") was incorporated under the laws of British Columbia on March 16, 1987. The Company designs, engineers, markets, produces and distributes various proprietary pressure relief valves and manway securement systems designed to reduce the risk of environmental harm due to non-accidental events in the transportation of hazardous commodities via railroad tank cars.  In addition, the Company is an engineering development company specializing in proprietary service equipment used in transportation applications.  The Company trades on the Toronto Stock Exchange ("TSX") under the symbol "KLS", and the New York Stock Exchange ("NYSE") under the trading symbol "KIQ". The Company listed on the TSX on May 22, 2014 and on the NYSE on October 14, 2014. The Company's head office is located at 13966 18B Avenue, South Surrey, British Columbia, V4A 8J1.

Since December 31, 2019, the outbreak of the novel strain of coronavirus, specifically identified as "COVID-19", has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and physical distancing, have caused material disruption to business globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company in future periods.

2. BASIS OF PREPARATION

(a) Statement of compliance

These unaudited consolidated interim financial statements of the Company have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), applicable to the preparation of interim financial statements, including International Accounting Standards ("IAS") 34 Interim Financial Reporting.  The condensed unaudited interim financial statements do not include all of the disclosures required for a complete set of annual financial statements and should be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2021, which have been prepared in accordance with IFRS as issued by the IASB.

These consolidated interim financial statements have been prepared under the historical cost basis, except for financial instruments, which are stated at their fair values.  These consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the nine months ended September 30, 2022 and 2021 (Unaudited - Prepared by Management) (Expressed in US Dollars)

2. BASIS OF PREPARATION (Continued)

(b) Basis of presentation and consolidation

The consolidated interim financial statements include the accounts of the Company and its integrated wholly owned subsidiaries, Kelso Technologies (USA) Inc., Kel-Flo Industries Inc. (formerly Kelso Innovative Solutions Inc.) KIQ Industries Inc., and KXI Wildertec Industries Inc. which are all Nevada, USA corporations except KIQ X Industries Inc, and KXI Wildertec Industries Inc., which were incorporated in British Columbia.  Intercompany transactions and balances have been eliminated on consolidation.  A subsidiary is consolidated from the date upon which control is acquired by the Company and all material intercompany transactions and balances have been eliminated on consolidation.

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

(c) Functional and presentation currency

The functional and presentation currency of the Company and its subsidiaries is the US dollar ("USD").

(d) Significant management judgments and estimation uncertainty

The preparation of consolidated interim financial statements in conformity with IFRS requires the Company's management to undertake a number of judgments, estimates and assumptions that affect amounts reported in the consolidated interim financial statements and notes thereto.  Actual amounts may ultimately differ from these estimates and assumptions.  The Company reviews its estimates and underlying assumptions on an ongoing basis.  Revisions are recognized in the period in which the estimates are revised and may impact future periods.

Significant management judgments

The following are significant management judgments in applying the accounting policies of the Company that have the most significant effect on recognition and measurement of assets, liabilities, income and expenses:

(i) Income taxes

The extent to which deferred tax assets can be recognized is based on an assessment of the probability of the Company generating future taxable income against which the deferred tax assets can be utilized.  In addition, significant judgment is required in classifying transactions and assessing probable outcomes of tax positions taken, and in assessing the impact of any legal or economic limits or uncertainties in various tax jurisdictions.

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the nine months ended September 30, 2022 and 2021 (Unaudited - Prepared by Management) (Expressed in US Dollars)

2. BASIS OF PREPARATION (Continued)

(d) Significant management judgments and estimation uncertainty (continued)

Significant management judgments (continued)

(ii) Functional currency

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which the entity operates.  The Company has determined its functional currency and that of its subsidiaries is the USD.  Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions that determined the primary economic environment.

(iii) Research and development expenditures

The application of the Company's accounting policy for research and development expenditures requires judgment in determining whether an activity is determined to be research or development, and if deemed to be development, whether it is probable that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances.  Estimates and assumptions may change if new information becomes available.  If new information becomes available indicating that it is unlikely that future economic benefits will flow to the Company, the amount capitalized is written off to profit or loss in the period the new information becomes available.

(iv) Going concern assumption

The assessment of whether the going concern assumption is appropriate requires management to take into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period.

Estimation uncertainty

Information about estimates and assumptions that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses is provided below.  Actual results may be substantially different.

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the nine months ended September 30, 2022 and 2021 (Unaudited - Prepared by Management) (Expressed in US Dollars)

2. BASIS OF PREPARATION (Continued)

(d) Significant management judgments and estimation uncertainty (continued)

Estimation uncertainty (continued)

(i) Impairment of long-lived assets

Long-lived assets consist of intangible assets and property, plant and equipment.

At the end of each reporting period, the Company reviews the carrying amounts of its long-lived assets to determine whether there is any indication that the carrying amount is not recoverable.  If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any).  When an individual asset does not generate independent cash flows, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.  Assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets.  When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Recoverable amount is the higher of fair value less costs of disposal and value in use.  Fair value is determined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

(ii) Useful lives of depreciable assets

The Company reviews its estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets.  Uncertainties in these estimates relate to technical obsolescence that may change the utilization of certain intangible assets and equipment.

(iii) Inventories

The Company estimates the net realizable value of inventories, taking into account the most reliable evidence available at each reporting date.  The future realization of these inventories may be affected by future technology or other market-driven changes that may reduce future selling prices.  A change to these assumptions could impact the Company's inventory valuation and impact gross margins.

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the nine months ended September 30, 2022 and 2021 (Unaudited - Prepared by Management) (Expressed in US Dollars)

2. BASIS OF PREPARATION (Continued)

(d) Significant management judgment and estimation uncertainty (Continued)

Estimation uncertainty (Continued)

(iv) Share-based expense

The Company grants share-based awards to certain officers, employees, directors and other eligible persons.  For equity settled awards, the fair value is charged to the consolidated statements of operations and comprehensive income (loss) and credited to the reserves, over the vesting period using the graded vesting method, after adjusting for the estimated number of awards that are expected to vest.

The fair value of the equity-settled awards is determined at the date of the grant using the Black-Scholes option pricing model.  Option pricing models require the input of highly subjective assumptions, including the expected volatility and expected life of the options.  Changes in these assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

(v) Allowance for credit losses

The Company provides for doubtful debts by analyzing the historical default experience and current information available about a customer's credit worthiness on an account-by-account basis.  Uncertainty relates to the actual collectability of customer balances that can vary from the Company's estimation.

(vi) Lease liability

The Company uses estimation in determining the incremental borrowing rate used to measure the lease liability, specific to the asset, underlying currency, and geographic location. Where the rate implicit in the lease is not readily determinable, the discount rate of the lease obligations are estimated using a discount rate similar to the Company's specific borrowing rate. This rate represents the rate that the Company would incur to obtain the funds necessary to purchase the asset of a similar value, with similar payment terms and security in a similar environment. The Company applies judgement in determining whether the contract contains an identified asset, whether they have the right to control the asset, and the lease term.

Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

(e) Approval of the consolidated interim financial statements

The consolidated interim financial statements of the Company for nine months ended September 30, 2022, were approved and authorized for issue by the Board of Directors on November 9, 2022.

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the nine months ended September 30, 2022 and 2021 (Unaudited - Prepared by Management) (Expressed in US Dollars)

2. BASIS OF PREPARATION (Continued)

(f) New accounting standards issued but not yet effective

The Company has performed an assessment of new standards issued by the IASB that are not yet effective. The Company has assessed that the impact of adopting these accounting standards on its consolidated financial statements would not be significant.

3. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies:

(a) Inventory

Inventory components include raw materials and supplies used to assemble valves and manway covers, as well as finished valves and manway covers.  All inventories are recorded at the lower of cost on a weighted average basis and net realizable value.  The stated value of all inventories includes purchase and assembly costs of all raw materials and supplies, and attributable overhead and amortization.  A regular review is undertaken to determine the extent of any provision for obsolescence.

(b) Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost.  Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses, if any.  The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired.  The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period.  A change in the expected useful life of the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates.  Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash-generating unit level.  The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable.  If not, the change in useful life from indefinite to finite is made on a prospective basis.

The Company amortizes intangible assets with finite lives on a straight-line basis over their estimated useful lives as follows:

Patents - 5 years Rights - 2 years

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the nine months ended September 30, 2022 and 2021 (Unaudited - Prepared by Management) (Expressed in US Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b) Intangible assets (Continued)

Amortization begins when the intangible asset is ready for use.  Product and technology development costs, which meet the criteria for deferral and are expected to provide future economic benefits with reasonable certainty are deferred and amortized over the estimated life of the products or technology once commercialization commences.

(d) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated amortization.  Leasehold improvements and prototypes are amortized on a straight-line basis over the lease term and estimated useful life respectively.  Amortization is calculated over the estimated useful life of the property, plant and equipment at the following annual rates:

Building	- 4% declining-balance
Production equipment	- 20% declining-balance
Vehicles	- 30% declining-balance
Leasehold improvements	- 5 year straight-line
Prototypes	- 2 year straight-line

(d) Revenue recognition

Revenues from the sale of pressure relief valves, manway securement systems and related products is recognised when all the performance obligations identified in the customer contract, typically consisting of a purchase order, are satisfied.  The performance obligations in a typical purchase order are the manufacture of the pressure relief valve, manway securement system and related accessories and delivery of those items. The Company recognizes revenue when collection is reasonably assured.

(e) Impairment of long-lived assets

The Company's tangible and intangible assets are reviewed for any indication of impairment at each statement of financial position date.  If indication of impairment exists, the asset's recoverable amount is estimated.  An impairment loss is recognized when the carrying amount of an asset, or its cash-generating unit, exceeds its recoverable amount.  A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflow from other assets or groups of assets.

The recoverable amount is the greater of the asset's fair value less costs to sell and value in use.  In assessing value in use, the estimated future cash flows are discounted to present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the assets.  For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

(f) Income taxes

(i) Current and deferred income taxes

Income tax expense, consisting of current and deferred tax expense, is recognized in the consolidated statements of operations and comprehensive income (loss).

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the nine months ended September 30, 2022 and 2021 (Unaudited - Prepared by Management) (Expressed in US Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f) Income taxes (Continued)

(i) Current and deferred income taxes (Continued)

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period-end, adjusted for amendments to tax payable with regard to previous years.

Deferred tax assets and liabilities and the related deferred income tax expense or recovery are recognized for deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis.

Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income (loss) in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.  To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced.  Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(ii) Texas margin tax

Effective January 1, 2007, the state of Texas enacted an annual franchise tax known as the Texas margin tax, which is equal to 1% of the lesser of: (a) 70% of a taxable entity's revenue; and (b) 100% of total revenue less, at the election of the taxpayer: (i) cost of goods sold; or (ii) compensation.  A provision for the margin tax owing has been recorded in the consolidated interim statements of operations and comprehensive income (loss).

(g) Foreign currency translation

The accounts of foreign balances and transactions are translated into USD as follows:

(i) Monetary assets and liabilities, at the rate of exchange in effect at the consolidated statement of financial position date;

(ii) Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii) Revenue and expense items (excluding amortization, which is translated at the same rate as the related asset), at the rate of exchange prevailing at the transaction date.

Gains and losses arising from translation of foreign currency are included in the determination of net income (loss).

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the nine months ended September 30, 2022 and 2021 (Unaudited - Prepared by Management) (Expressed in US Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h) Earnings per share

The Company presents basic earnings per share data for its common shares, calculated by dividing the earnings attributable to common shareholders of the Company by the weighted average number of shares outstanding during the period.  The Company uses the treasury stock method for calculating diluted earnings per share.  Under this method the dilutive effect on earnings per share is calculated on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds of such exercise would be used to purchase common shares at the average market price during the period.  However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

(i) Share-based expense

The Company grants share options to acquire common shares of the Company to directors, officers, employees and consultants.  The fair value of share-based expense to employees is measured at grant date, using the Black-Scholes option pricing model, and is recognized over the vesting period for employees using the graded vesting method.  Fair value of share-based expenses for non-employees is recognized and measured at the date the goods or services are received based on the fair value of the goods or services received.  If it is determined that the fair value of goods and services received cannot be reliably measured, the share-based expense is measured at the fair value of the equity instruments issued using the Black-Scholes option pricing model.

Fair value of share-based expenses for non-employees is recognized and measured at the date the good or services are received based on the fair value of the goods or services received.  If it is determined that the fair value of goods and services received cannot be reliably measured, the share-based expense is measured at the fair value of the equity instrument issued.

For both employees and non-employees, the fair value of share-based expense is recognized on the consolidated interim statements of operations and comprehensive income (loss), with a corresponding increase in reserves.  The amount recognized as expense is adjusted to reflect the number of share options expected to vest.  Consideration received on the exercise of stock options is recorded in capital stock and the related share-based expense in reserves is transferred to capital stock.

(j) Capital stock

Proceeds from the exercise of stock options and warrants are recorded as capital stock in the amount for which the option or warrant enabled the holder to purchase a share in the Company.  Any previously recorded share-based expense included in the share-based expenses reserve is transferred to capital stock on exercise of options.  Capital stock issued for non-monetary consideration is valued at the closing market price at the date of issuance.  The proceeds from the issuance of units are allocated between common shares and warrants based on the residual value method.  Under this method, the proceeds are allocated first to capital stock based on the fair value of the common shares at the time the units are priced and any residual value is allocated to the warrants reserve.  Consideration received for the exercise of warrants is recorded in capital stock, and any related amount recorded in warrants reserve is transferred to capital stock.

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the nine months ended September 30, 2022 and 2021 (Unaudited - Prepared by Management) (Expressed in US Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j) Capital stock (continued)

Canadian dollar denominated share purchase warrants are classified as a derivative warrant liability under the principles of IFRS 9 Financial Instruments (note 10). As the exercise price of the share purchase warrant is fixed in Canadian dollars and the functional currency of the Company is the USD, the share purchase warrants are considered a derivative liability in accordance with IAS 32 Financial Instruments: Presentation as a variable amount of cash in the Company's functional currency will be received upon exercise. These types of share purchase warrants are recognized at fair value using a option pricing model at the date of issue. Share purchase warrants are initially recorded as a liability at fair value with any subsequent changes in fair value recognized in profit or loss. Upon exercise of the share purchase warrants with exercise prices in a currency other than the Company's functional currency, the share purchase warrants are revalued at the date of exercise and the total fair value of the exercised share purchase warrants is reallocated to equity. The proceeds generated from the payment of the exercise price are also allocated to equity.

(k) Financial instruments

(i) Financial assets

Initial recognition and measurement

A financial asset is measured initially at fair value plus, for an item not at fair value through profit or loss, transaction costs that are directly attributable to its acquisition or issue.  On initial recognition, a financial asset is classified as measured at amortized cost or fair value through profit or loss.  A financial asset is measured at amortized cost if it meets the conditions that i) the asset is held within a business model whose objective is to hold assets to collect contractual cash flows, ii) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, and iii) is not designated as fair value through profit or loss.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at fair value through profit or loss

Financial assets measured at fair value through profit and loss are carried in the consolidated interim statements of financial position at fair value with changes in fair value therein, recognized in the consolidated statements of operations and comprehensive income (loss).  The Company classifies cash as measured at fair value through profit or loss.

Financial assets measured at amortized cost

A financial asset is subsequently measured at amortized cost, using the effective interest method and net of any impairment allowance.  The Company classifies accounts receivable and prepaid expenses as measured at amortized cost.

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the nine months ended September 30, 2022 and 2021 (Unaudited - Prepared by Management) (Expressed in US Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k) Financial instruments (continued)

(i) Financial assets (continued)

Derecognition

A financial asset or, where applicable a part of a financial asset or part of a group of similar financial assets is derecognized when:

• the contractual rights to receive cash flows from the asset have expired; or

• the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a 'pass-through' arrangement;  and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

(ii) Financial liabilities

Financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument.  A financial liability is derecognized when it is extinguished, discharged, cancelled or when it expires.  Financial liabilities are classified as either financial liabilities at fair value through profit or loss or financial liabilities subsequently measured at amortized cost.  All interest-related charges are reported in profit or loss within interest expense, if applicable.

Amortized cost

A financial liability at amortized cost is initially measured at fair value less transaction costs directly attributable to the issuance of the financial liability. Subsequently, the financial liability is measured at amortized cost based on the effective interest rate method.

Fair value through profit or loss ("FVTPL")

A financial liability measured at FVTPL is initially measured at fair value with any associated transaction costs being recognized in profit or loss when incurred. Subsequently, the financial liability is re-measured at fair value, and a gain or loss is recognized in profit or loss in the reporting period in which it arises.

Derecognition

The Company derecognizes a financial liability when the financial liability is discharged, cancelled or expired. Generally, the difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in the consolidated statements of loss and comprehensive loss.

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the nine months ended September 30, 2022 and 2021 (Unaudited - Prepared by Management) (Expressed in US Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k) Financial instruments (continued)

(iii) Fair value hierarchy

The Company categorizes financial instruments measured at fair value at one of three levels according to the reliability of the inputs used to estimate fair values.  The fair value of financial assets and financial liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities.  Financial assets and liabilities in Level 2 are valued using inputs other than quoted prices for which all significant inputs are based on observable market data.  Level 3 valuations are based on inputs that are not based on observable market data.

(l) Leases

At inception, the Company assesses whether a contract contains an embedded lease. A contract contains a lease when the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

The Company, as lessee, is required to recognize a right-of-use asset ("ROU asset"), representing its right to use the underlying asset, and a lease liability, representing its obligation to make lease payments.

IFRS 16 Leases, provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value.

The Company recognizes a ROU asset and a lease liability at the commencement of the lease. The ROU asset is initially measured based on the present value of lease payments, plus initial direct cost, less any incentives received. It is subsequently measured at cost less accumulated amortization, impairment losses and adjusted for certain remeasurements of the lease liability. The ROU asset is amortized from the commencement date over the shorter of the lease term or the useful life of the underlying asset. The ROU asset is subject to testing for impairment if there is an indicator of impairment.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease, or if that rate cannot be readily determined, the incremental borrowing rate. The incremental borrowing rate is the rate which the operation would have to pay to borrow over a similar term and with similar security, the funds necessary to obtain an asset of similar value to the ROU asset in a similar economic environment.

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the nine months ended September 30, 2022 and 2021 (Unaudited - Prepared by Management) (Expressed in US Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(l) Leases (continued)

Lease payments included in the measurement of the lease liability are comprised of:

• fixed payments, including in-substance fixed payments;

• variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

• amounts expected to be payable under a residual value guarantee;

• the exercise price under a purchase option that the Company is reasonably certain to exercise;

• lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option; and

• penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or a rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

Variable lease payments that do not depend on an index or a rate not included in the initial measurement of the ROU asset and lease liability are recognized as an expense in profit or loss in the period in which they are incurred.

The ROU assets are presented within "Property, plant and equipment" and the lease liabilities are presented in "Lease liability" on the consolidated statements of financial position.

4. CAPITAL MANAGEMENT

The Company considers its capital to be comprised of shareholders' equity.

The Company's objectives in managing its capital are to maintain its ability to continue as a going concern and to further develop its business.  To effectively manage the Company's capital requirements, the Company has a planning and budgeting process in place to meet its strategic goals.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.  Management reviews the capital structure on a regular basis to ensure the above objectives are met.  There have been no changes to the Company's approach to capital management during the nine months ended September 30, 2022.  There are no externally imposed restrictions on the Company's capital.

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the nine months ended September 30, 2022 and 2021 (Unaudited - Prepared by Management) (Expressed in US Dollars)

5. FINANCIAL INSTRUMENTS

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments. The Company's financial instruments classified as level 1 in the fair value hierarchy are cash, accounts receivable, and accounts payable and accrued liabilities, as their carrying values approximate their fair values due to their short-term nature. The lease liability is classified as level 3.

The Company has exposure to the following risks from its use of financial instruments:

• Credit risk;

• Liquidity risk; and

• Market risk.

(a) Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.  Currencies are placed with major Canadian and US financial institutions and the Company's concentration of credit risk for cash and maximum exposure thereto is $2,813,296 (2021 - $3,377,464).

With respect to its accounts receivable, the Company assesses the credit rating of all customers and maintains provisions for potential credit losses, and any such losses to date have been within management's expectations.  The Company's credit risk with respect to accounts receivable and maximum exposure thereto is $1,390,275 (2021 - $807,009).  The Company's concentration of credit risk for accounts receivable with respect to its significant customers is as follows: Customer A is $517,458 (2021 - $93,865), Customer B is $31,115 (2021 - $25,009), Customer C is $202,650 (2021 - $47,250) and Customer D is $238,435 (2021 - $155,520) (Note 15).

To reduce the credit risk of accounts receivable, the Company regularly reviews the collectability of the accounts receivable to ensure there is no indication that these amounts will not be fully recoverable.  The Company's aging of accounts receivable, excluding goods and services tax receivable, at September 30, 2022 and December 31, 2021 is as follows:

	September 30, 2022	December 31, 2021
Current	$964,112	$341,746
1 - 60 days	285,024	319,346
60 days and over	32,210	27,952
	$1,281,346	$689,044

(b) Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they fall due.  The Company's approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquid funds to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company's reputation.

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the nine months ended September 30, 2022 and 2021 (Unaudited - Prepared by Management) (Expressed in US Dollars)

5. FINANCIAL INSTRUMENTS (Continued)

(b) Liquidity risk (continued)

At September 30, 2022, the Company has $2,813,296 (2021 - $3,377,464) of cash to settle current liabilities of $968,036 (2021 - $1,210,356) consisting of the following:  accounts payable and accrued liabilities of $852,687 (2021 - $1,118,573), due to related parties of $23,566 (2021 - $Nil), income tax payable of $Nil (2021 - $Nil) and current portion of lease liability of $91,783 (2021 - $91,783).  All payables classified as current liabilities are due within a year. The amount of the Company's remaining undiscounted contractual maturities for the lease liabilities is approximately $272,658 (2021 - $307,456) which are due between one to five years (Note 9).

(c) Market risk

The significant market risks to which the Company could be exposed are interest rate risk and currency risk.

(i) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in market interest rates.  The Company is not exposed to significant interest rate risk.

(ii) Currency risk

The Company is exposed to currency risk to the extent expenditures incurred or funds received, and balances maintained by the Company are denominated in Canadian dollars ("CAD").  The Company does not manage currency risk through hedging or other currency management tools.

As at September 30, 2022 the Company had the following net monetary assets denominated in CAD (amounts presented in USD):

	September 30, 2022	December 31, 2021
Cash	$244,553	$1,210,548
Accounts receivable	108,930	116,186
Accounts payable and accrued liabilities	(146,595)	(116,573)
	$206,888	$1,210,161

Based on the above, assuming all other variables remain constant, a 11% (2021 - 1%) weakening or strengthening of the USD against the CAD would result in approximately $22,760 (2021 - $12,102) foreign exchange loss or gain in the consolidated interim statements of operations and comprehensive income (loss).

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the nine months ended September 30, 2022 and 2021 (Unaudited - Prepared by Management) (Expressed in US Dollars)

6. INVENTORY

	September 30, 2022	December 31, 2021
Finished goods	$93,180	$172,865
Raw materials and supplies	4,370,002	5,361,693
	$4,463,182	$5,534,558

Included in cost of goods sold is $3,655,882, (2021 - $2,301,893) of direct material costs recognized as expense.  Inventory write-off during the period was $260,040 (2021 - $Nil).

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the nine months ended September 30, 2022 and 2021 (Unaudited - Prepared by Management) (Expressed in US Dollars)

7. PROPERTY, PLANT AND EQUIPMENT

			Leasehold	Production
Cost	Land	Building	Improvements	Equipment	Prototypes	ROU Asset	Total
Balance, December 31, 2020	$12,558	$2,963,983	$43,715	$992,615	$2,497,845	$117,004	$6,627,720
Additions	-	-	-	31,611	85,156	199,466	316,233
Balance, December 31, 2021	$12,558	$2,963,983	$43,715	$1,024,226	$2,583,001	$316,470	$6,943,953
Additions	-	-	-	-	699,691	-	699,691
Disposals	-	-	-	-	(83,269)	-	(83,269)
Balance, September 30, 2022	$12,558	$2,963,983	$43,715	$1,024,226	$3,199,423	$316,470	$7,560,375
Accumulated Amortization
Balance, December 31, 2020	$-	$707,558	$38,536	$647,290	$949,655	$86,104	$2,429,143
Amortization	-	90,257	1,036	76,346	1,027,480	80,766	1,268,916
Balance, December 31, 2021	$-	$797,815	$39,572	$716,167	$1,977,135	$166,870	$3,697,559
Amortization	-	70,388	972	30,416	527,874	47,246	676,896
Disposals	-	-	-	-	(18,396)	-	(18,396)
Balance, September 30, 2022	$-	$868,203	$40,544	$746,583	$2,486,613	$214,116	$4,356,059
Carrying Value
September 30, 2022	$12,558	$2,095,780	$3,171	$277,643	$712,810	$102,354	$3,204,316
December 31, 2021	$12,558	$2,166,168	$4,143	$308,059	$605,866	$149,600	$3,246,394

Included in cost of goods sold is $98,685 (2021 - $98,685) of amortization related to property, plant and equipment.

Included in expenses is $313,612 (2021 - $107,593) of amortization related to property, plant and equipment.

Included in research is $460,306 (2021 - $Nil) of amortization related to property, plant and equipment.

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the nine months ended September 30, 2022 and 2021 (Unaudited - Prepared by Management) (Expressed in US Dollars)

8. INTANGIBLE ASSETS

Cost	Patent	Rights	Intellectual Property	Total
Balance, December 31, 2021	$40,840	$672,959	$169,973	$883,772
Additions	-	-	-	-
Balance, September 30, 2022	$40,840	$672,959	$169,973	$883,772
Accumulated Amortization
Balance, December 31, 2020	$40,840	$65,000	$-	$105,840
Amortization	-	303,980	-	303,980
Balance, December 31, 2021	$40,840	$368,980	$-	$409,820
Amortization	-	227,985	-	227,985
Balance, September 30, 2022	$40,840	$596,965	$-	$637,805
Carrying Value
September 30, 2022	$-	$75,994	$169,973	$245,967
December 31, 2021	$-	$303,979	$169,973	$473,952

During the year ended December 31, 2010, the Company entered into an agreement to acquire a patent related to their manway securement systems.  The Company is obligated to pay a 5% royalty in accordance with the agreement (Note 15).

On November 10, 2016, the Company entered into a technology development agreement to acquire all intellectual property rights (the "Products") of G & J Technologies, Inc. (the "Vendor") for consideration of $217,946, consisting of $25,000 in cash and 250,000 common shares with a fair value of $192,946.  The shares were issued during the year ended December 31, 2017. On November 10, 2016, the Vendor also entered into a consulting agreement with the Company for a fee of $10,000 per month.

In addition, the Company will pay an additional $75,000 in cash and issue 750,000 common shares of the Company to the Vendor based on the following milestones:

• $25,000 cash and 250,000 common shares issuable on the filing of the first new patent application related to the Products (the Company paid the cash and issued the shares with a fair value of $208,486 during the year ended December 31, 2017);

• $25,000 cash and 250,000 common shares issuable on the successful completion of a production prototype for the first Product (the Company accrued for the cash payment and shares to be issued with a fair value of $131,527 at December 31, 2017); the cash and shares were issued during the year ended December 31, 2018; and

• $25,000 cash and 250,000 common shares issuable on the completion of the sale of the first ten commercial vehicles incorporating the Products.

The Company is also required to pay a royalty to the Vendor of 2.5% of the net sales earned by the Company, to be paid within 30 days of the end of each calendar quarter.  As at September 30, 2022 the Company has not earned any revenue from the sale of the Products.

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the nine months ended September 30, 2022 and 2021 (Unaudited - Prepared by Management) (Expressed in US Dollars)

8. INTANGIBLE ASSETS (Continued)

On March 3, 2021, the Company terminated the technology development agreement, including the consulting agreement for $10,000 per month.  The Company will still maintain all intellectual property rights acquired under the agreement and will still be liable for the 2.5% royalty.  This termination is currently in the arbitration process pursuant to the terms of the agreement.

On October 25, 2021, the Company entered into a technology services agreement with a third-party developer (the "Agreement") to further develop its internal intellectual property related to the active suspension control system for no road vehicles. The Agreement consists of total payments of $650,734 ($825,000 CAD) over the term which is estimated to be eight months.  Intellectual property developed under the Agreement will be the property of the Company and certain background technology of the developer will be licensed by the Company for the purpose of manufacturing and selling the related products.  The royalty payment for the license will be $27,000 CAD per year for a period of 10 years (the "License Fee") with the first year fee waived and the second year discounted 50%.  If the Company purchases a minimum of 10 control systems designed under the Agreement in any year, the License Fee for that year will be waived.  The Company may receive an unrestricted license to use the background technology of the developer at any time by paying the cumulative remaining License Fees plus a one-time payment of $50,000.

During the nine months ended September 30, 2022, the Company incurred a total of $Nil (2021 - $56,416) with this vendor which was capitalized to intellectual property. In addition, the Company had a deposit of $127,643 (2021 - $127,643) at September 30, 2022 to be applied over the term of the Agreement.

9. LEASE LIABILITY

The Company has lease agreements for its warehouse space in Kelowna, British Columbia and for vehicles used in the development of prototypes (Note 7).

The continuity of the lease liability for the nine months ended September 30, 2022 and December 31, 2021 is as follows:

Lease liability	Warehouse	Vehicles	Total
Lease liability, as of December 31, 2020	$31,418	$117,831	$149,249
Additions	199,466	43,491	242,957
Lease payments	(84,353)	(31,769)	(116,122)
Lease interest	6,757	4,871	11,628
Lease liability, December 31, 2021	$153,288	$134,424	$287,712
Additions	-	-	-
Disposals	-	(44,430)	(43,430)
Lease payments	(52,324)	(23,184)	(75,508)
Lease interest	4,895	2,083	6,978
Leasing liability recognized as of September 30, 2022	$105,859	$69,893	$175,752
Current portion	$65,886	$25,896	$91,782
Long-term portion	39,973	43,997	83,969
	$105,859	$69,893	$175,752

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the nine months ended September 30, 2022 and 2021 (Unaudited - Prepared by Management) (Expressed in US Dollars)

9. LEASE LIABILITY (Continued)

The Company's non-current contractual lease obligations are as follows:

Year	Amount
2022	$49,406
2023	135,419
2024	37,855
2025	12,342
2026	7,049
2027	7,049
2028	4,338
$253,458

10. DERIVATIVE WARRANT LIABILITY

The Company's derivative warrant liability arises as a result of the issuance of warrants exercisable in CAD.  As the denomination is different from the Company's USD functional currency, the Company recognizes a derivative liability for these warrants and remeasures the liability at the end of each reporting period.

Changes in respect of the Company's derivative warrant liability are as follows:

Balance, December 31, 2019 and December 31, 2020	$-
Fair value of warrants issued	925,737
Fair value of adjustment	(658,626)
Balance, September 30, 2022 and December 31, 2021	$267,111

Valuation of the derivative warrant liability requires the use of highly subjective estimates and assumptions.  The expected volatility used is based on the Company's historical share prices.  The risk-free interest rate for the periods within the expected life of the warrants is based on Canadian government benchmark bond with an approximate equivalent term.  The expected life is based on the contractual term.  Changes in the underlying assumptions can materially affect the fair value estimates.

On December 31, 2021, the Company revalued the derivative warrant liability at an estimated fair value of $267,111.  The Company uses an option pricing model to estimate the liability's fair value.  The following weighted average assumptions were used:

	As of		At Issuance -
	December 31, 2021		March 4, 2021
Risk-free interest rate	0.95%		0.28%
Expected life	1.17	years	2.00	years
Annualized volatility	96.32%		81.02%
Dividend yield	0.00%		0.00%
Fair value per warrant	$0.08		$0.26

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the nine months ended September 30, 2022 and 2021 (Unaudited - Prepared by Management) (Expressed in US Dollars)

11. CAPITAL STOCK

Authorized:

Unlimited Class A non-cumulative, preferred shares without par value, of which 5,000,000 are designated Class A, convertible, voting, preferred shares.  No preferred shares have been issued.

Unlimited common shares without par value.

a) Common shares

During the year ended December 31, 2021, the Company issued 7,000,000 units at $0.91 CAD per unit pursuant to a private placement for gross proceeds of $4,922,510 ($6,370,000 CAD).  Each unit consists of one common share and one-half share purchase warrant expiring two years from the date of issue.  Each whole warrant entitles the holder thereof to acquire one common share at a price of $1.15 CAD in year one and $1.30 CAD in year two.  At issuance, the remainder of the proceeds from the private placement financing, after subtracting the value of the derivative warrant liability (Note 10) in the amount of $925,737, totalled $3,996,773 was allocated to issue capital using the residual method.  In connection with the private placement, the Company incurred issuance costs of $409,712 of which $77,051 was recorded as unit issuance costs in the consolidated statements of operations and comprehensive income (loss).

During the year ended December 31, 2021, the Company issued 150,000 shares pursuant to the exercise of stock options for gross proceeds of $55,000.  A value of $37,385 was transferred from reserves to share capital as a result.

(b) Stock options

The Company has a stock option plan (the "Plan") available to employees, directors, officers and consultants with grants under the Plan approved from time to time by the Board of Directors.  Under the Plan, the Company is authorized to issue options to purchase an aggregate of up to 10% of the Company's issued and outstanding common shares.  Each option can be exercised to acquire one common share of the Company.  The exercise price for an option granted under the Plan may not be less than the market price at the date of grant less a specified discount dependent on the market price.

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the nine months ended September 30, 2022 and 2021 (Unaudited - Prepared by Management) (Expressed in US Dollars)

11. CAPITAL STOCK (Continued)

(b) Stock options (continued)

Options to purchase common shares have been granted to directors, employees and consultants as follows:

Exercise	Expiry	December 31,				September 30,
Price	Date	2021	Granted	Exercised	Expired	2022
$0.90(USD)	July 6, 2022	50,000	-	-	(50,000)	-
$0.30(USD)	November 28, 2022	650,000	-	-	-	650,000
$0.57(USD)	April 17, 2023	200,000	-	-	-	200,000
$0.50(USD)	August 20, 2023	700,000	-	-	-	700,000
$1.45(USD)	May 17, 2024	10,000	-	-	-	10,000
$0.78(USD)	August 19, 2024	700,000	-	-	-	700,000
$0.82(USD)	November 8, 2024	10,000	-	-	-	10,000
$0.76(USD)	February 11, 2025	200,000	-	-	-	200,000
$0.75(USD)	August 18, 2025	750,000	-	-	-	750,000
Total outstanding		3,270,000	-	-	(50,000)	3,220,000
Total exercisable		2,953,333	-	-	-	2,953,333

Exercise	Expiry	December 31,				December 31,
Price	Date	2020	Granted	Exercised	Expired	2021
$1.30(USD)	August 18, 2021	1,175,000	-	-	(1,175,000)	-
$0.90(USD)	July 6, 2022	50,000	-	-	-	50,000
$0.30(USD)	November 28, 2022	750,000	-	100,000	-	650,000
$0.50(USD)	August 20, 2023	750,000	-	50,000	-	700,000
$0.57(USD)	April 17, 2023	200,000	-	-	-	200,000
$1.45(USD)	May 17, 2024	10,000	-	-	-	10,000
$0.78(USD)	August 19, 2024	700,000	-	-	-	700,000
$0.82(USD)	November 8, 2024	10,000	-	-	-	10,000
$0.76(USD)	February 11, 2025	200,000	-	-	-	200,000
$0.75(USD)	August 18, 2025	750,000	-	-	-	750,000
Total outstanding		4,595,000	-	(150,000)	(1,175,000)	3,270,000
Total exercisable		3,721,667	-	(150,000)	(1,175,000)	2,396,667

A summary of the Company's stock options as at September 30, 2022 and December 31, 2021, and changes for the periods then ended are as follows:

		Weighted
		Average Exercise
	Number	Price
Outstanding, December 31, 2021	3,270,000	$0.61
Exercised	-	$0.37
Expired	(50,000)	$0.90
Outstanding, September 30, 2022	3,220,000	$0.61

The weighted average contractual life for the remaining options at September 30, 2022 is 1.47 years (2021 - 2.22).

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the nine months ended September 30, 2022 and 2021 (Unaudited - Prepared by Management) (Expressed in US Dollars)

11. CAPITAL STOCK (Continued)

(b) Stock options (continued)

Share-based expense

Share-based expense of $108,696 (2020 - $423,538; 2019 - $345,498) was recognized in the year ended December 31, 2021 for stock options.  The share-based expense relates to options granted during December 31, 2020, 2019, which vest over time.  No share-based expense was recognized for the nine months ended September 30, 2022.

The fair value of stock options is estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended	Year ended
	December 31, 2020	December 31, 2019
Risk-free interest rate (average)	0.51%	1.32%
Estimated volatility (average)	67.29%	69.93%
Expected life in years	5.00	5.00
Expected dividend yield	0.00%	0.00%
Estimated forfeitures	0.00%	0.00%
Grant date fair value per option	$0.38	$0.45

Option pricing models require the use of highly subjective estimates and assumptions.  The expected volatility assumption is based on the historical and implied volatility of the Company's common share price on the TSX.  The risk-free interest rate assumption is based on yield curves on Canadian government zero-coupon bonds with a remaining term equal to the stock options' expected life.  The Company uses historical data to estimate option exercise, forfeiture and employee termination within the valuation model.

(c) Warrants

Warrants outstanding as at September 30, 2022 are summarized below:

	Share Purchase	Weighted average
	warrants	exercise price
Outstanding, December 31, 2020	-	$-
Issued	3,500,005	$1.03	(1)
Outstanding and exercisable, December 31, 2021 and September 30, 2022	3,500,005	$1.03

(1) These warrants are denominated in CAD and have been translated based on the exchange rate of $1.00 = $1.2637 CAD which is the rate in effect on the date of issuance of March 4, 2021.

The warrants outstanding at September 30, 2022 expire on March 4, 2023 and have a remaining life of 0.42 years at September 30, 2022.

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the nine months ended September 30, 2022 and 2021 (Unaudited - Prepared by Management) (Expressed in US Dollars)

11. CAPITAL STOCK (Continued)

(d) Restricted share units

On April 28, 2021, the Company implemented a Restricted Share Unit Plan, (the "RSU Plan").  Pursuant to the RSU Plan, the Company will grant restricted share units ("RSUs") to directors, officers, employees, and consultants for services as approved from time to time by the Board.  The maximum number of common shares made available for issuance pursuant to the RSU Plan shall not exceed 5% of common shares issued and outstanding and shall not exceed 10% of the common shares issued and outstanding less any common shares reserved for issuance under all other share compensation arrangements.  The vesting terms, settlement, and method of settlement of the RSUs granted under the RSU Plan will be determined by the Board of Directors.

A summary of the Company's RSUs as at September 30, 2022 and December 31, 2021, and changes for the periods then ended are as follows:

Equity settled
Outstanding, December 31, 2021	355,000
Granted	410,000
Outstanding, September 30, 2022	765,000

The estimated fair value of the equity settled RSUs granted during the year ended December 31, 2021 were $244,950 (2020 - $Nil;  2019 - $Nil) and was based on the fair market value of one common share on the date of issuance.  The fair value will be recognized as an expense over the vesting period with 33% vesting on October 27, 2022 and 33% every year thereafter.  Share-based expense of $24,949 (2020 - $Nil;  2019 - $Nil) was recognized in the year ended December 31, 2021 for RSUs.  No share-based expense was recognized for the nine months ended September 30, 2022.

(e) Deferred share units

On April 28, 2021, the Company implemented a Non-Employee Directors Deferred Share Unit Plan (the "DSU Plan").  Pursuant to the DSU Plan, non-employee directors may elect to receive deferred share units ("DSUs") in lieu of a cash payment of up to 50% of their annual base compensation determined by the Board.  The maximum number of common shares made available for issuance pursuant to the DSU Plan shall not exceed 2% of the common shares issued and outstanding and shall not exceed 10% of the common shares issued and outstanding less any common shares reserved for issuance under all other share compensation agreements.

At September 30, 2022, no DSUs have been granted to non-employee directors.

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the nine months ended September 30, 2022 and 2021 (Unaudited - Prepared by Management) (Expressed in US Dollars)

12. RELATED PARTY TRANSACTIONS

Related party transactions not otherwise described in these consolidated financial statements are shown below.  The remuneration of the Company's directors and other members of key management, being the Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer who have the authority and responsibility for planning, directing and controlling the activities of the Company, consist of the following amounts:

	September 30,	September 30,
	2022	2021
Management compensation	$540,000	$538,154
Management bonus*	23,566	-
Share-based expense**	-	42,504
Directors' fees	122,250	122,250
	$685,816	$702,908

* The Company has management bonus agreements whereby 10% of the annual income before taxes, amortization and share-based expense is equally distributed to management.

** Share-based expense consists of the key management portion of the fair value of options granted calculated using the Black-Scholes option pricing model and does not include any cash compensation.

As at September 30, 2022, amounts due to related parties included in accounts payable and accrued liabilities, which are unsecured and have no interest or specific terms, consist of $Nil (2021 - $40,750) for directors' fees and $23,566 (2021 - $Nil) for management bonus.

13. SUPPLEMENTAL CASH FLOW INFORMATION

	September 30,	September 30,
	2022	2021
Property, plant and equipment in accounts payable and accrued liabilities	$-	$365,535
Interest paid	$6,978	$5,954
Income taxes paid (recovered)	$30,300	$147,222

14. EARNINGS PER SHARE

The calculation of basic and diluted earnings (loss) per share for the relevant periods is based on the following:

	September 30,	December 31,
	2022	2021
Net income (loss) for the period	$(935,101)	$(2,758,567)
Basic weighted average number of common shares outstanding	54,320,086	53,082,689
Effect on dilutive securities:
Options	-	-
Diluted weighted average number of common shares outstanding	54,320,086	53,082,689
Basic income (loss) per share	$(0.02)	$(0.05)
Diluted income (loss) per share	$(0.02)	$(0.05)

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the nine months ended September 30, 2022 and 2021 (Unaudited - Prepared by Management) (Expressed in US Dollars)

15. SIGNIFICANT CUSTOMERS

The following table represents sales to individual customers exceeding 10% of the Company's revenues:

	September 30,	September 30,
	2022	2021
Customer A	$4,145,696	$2,011,299
Customer B	$284,090	$1,681,140
Customer C	$1,399,438	$764,410
Customer D	$878,172	$-

The customers are major US corporations who have displayed a pattern of consistent timely payment of amounts owing from sales.

The Company is obligated to pay a 5% royalty from sales of their manway securement systems until 2023 in accordance with the original acquisition agreement.  During the nine months ended September 30, 2022, there were revenues from sales of the manway securement systems totalling $293,829 (2021 - $6,100).

16. EMPLOYEE BENEFITS

Total employee benefit expenses, including salary and wages, management compensation, share-based expense and benefits for the nine months ended September 30, 2022 amounted to $3,198,655 (2021 - $2,810,181).

17. SEGMENTED INFORMATION

The Company operates in two business segments with operations and long-term assets in United States and Canada.  The two business segments include the design, production and distribution of various proprietary products for the rail sector and active suspension control system for no road vehicles.  At September 30, 2022, long term assets of $1,061,131 (2021 - $2,577,930) relates to the active suspension control system located in Canada and $2,389,152 (2021 - $2,521,282) relates to the rail sector located in the United States.  There has been no revenue related to the active suspension control system to September 30, 2022 from the inception of the project.